FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

WAVECOM S.A.

3, esplanade du Foncet

F-92442 Issy-Les-Moulineaux Cedex, France

Tel:  00 33 1 46 29 08 00

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒   Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-       .]

WAVECOM

A French corporation (société anonyme) with capital of 15.342.789 euros

Registered office: 3, esplanade du Foncet 92442 Issy les Moulineaux Cedex

Nanterre Trade and Company Registry No. 391 838 042

NOTICE AND AGENDA OF THE ORDINARY AND EXTRAORDINARY
SHAREHOLDERS’ MEETING

to be held, November 16, 2004 at 10:00 a.m. 3, esplanade du Foncet

92442 Issy-les-Moulineaux - France

The purpose of this meeting is to vote on the following agenda items and resolutions:

Agenda

I - Agenda of the ordinary general meeting

1.              First Resolution:  Ratification of the transfer of the registered office

2.              Second Resolution:  Appointment of a Director

3.              Third Resolution:  Appointment of a Director

II - Agenda of the extraordinary general meeting

4.              Fourth Resolution:  Authorization to be granted to the Board of Directors to grant subscription or purchase Stock Options, ratification of the Stock Option Plan

5.              Fifth Resolution:  Delegation of authority to the Board of Directors to grant founders’ subscription warrants for Company shares (“founders’ warrants”) to personnel of the Company

6.              Sixth Resolution:  Delegation of authority to the Board of Directors to grant stock subscription options or stock purchase options backing the founders’ warrants proposed in the Fifth Resolution

7.              Seventh Resolution:  Issuance of subscription warrants to a director

8.              Eighth Resolution:  Delegation of authority to the Board of Directors to increase the share capital for the benefit of employees enrolled in a company savings plan or a voluntary employee savings partnership plan

9.              Ninth Resolution:  Powers to accomplish formalities

RESOLUTIONS

I – Proceedings of the Shareholders Convened as the Ordinary General Meeting

First Resolution:

Ratification of the transfer of the registered office

The Shareholders, by a majority of the quorum required for ordinary general meetings, and on the recommendation of the Board of Directors,

acknowledge that the Board of Directors voted to transfer the registered office of the Company to 3 Esplanade du Foncet, 92442, Issy-les-Moulineaux Cedex at its meeting of July 2, 2003.  This vote consequently modifies article 4 of the bylaws and confirms that transfer formalities have been implemented in accordance with the powers given to the Board of Directors in the Company bylaws and therefore, resolve to ratify the transfer of the registered office decided by the Board of Directors during its meeting of July 2, 2003 together with the transfer formalities implemented to that effect.

Second Resolution:

Appointment of a Director

The Shareholders, by a majority of the quorum required for ordinary general meetings, on the recommendation of the Board of Directors, and having read the its report,

resolve to appoint as a new director,

Mr. Ulrich Schumacher, a German citizen, born on April 2, 1958 in Bergisch Gladbach Germany, currently residing at Schießstättstraße 3 b  82319 Starnberg, Germany,

for a term of three years, i.e. until the ordinary shareholders’ meeting called to approve the financial statements for the financial year ending on December 31, 2006.

Third Resolution:

Appointment of a Director

The Shareholders, by a majority of the quorum required for ordinary general meetings, on the recommendation of the Board of Directors, and having read its report,

resolve to appoint as a new director Dr. Ronald, an American citizen, born on December 18, 1963 in Buffalo, NY (USA) and currently residing at 95 rue de Prony, 75017 Paris, France, for a term of three years, i.e. until the ordinary shareholders’ meeting called to rule on the financial statements for the financial year ending on December 31, 2006.

II – Proceedings of the Shareholders Convened as an Extraordinary General Meeting

Fourth Resolution:

Delegation of authority to the Board of Directors to grant stock subscription or stock purchase options to personnel of the Company or any related company; ratification of stock option plan.

The ordinary general meeting, by a majority of the quorum prescribed for extraordinary general meetings, having read the management report and the special report of the Auditors,

authorize the Board of Directors, pursuant to Article L. 225-177 French Commercial Code, to grant options on one or more occasions to subscribe new ordinary shares in the Company to be issued in connection with the capital increase, or to purchase existing shares of the Company originating from purchases concluded in accordance with the terms and conditions prescribed by law and authorized by the general meeting.

The recipients of these options shall be employees, selected employees or selected categories of personnel, and corporate officers as defined by law, affiliated with the Company or one of the companies directly or indirectly related to it within the meaning of Article L. 225-180 of the French Commercial Code.

The total number of options thus granted by the Board of Directors pursuant to this authorization, shall entitle their holders to subscribe to, or purchase, no more than 80,000 shares with a par value of €1 each.

This authorization is granted is for a period of thirty-eight months from the date of this general meeting, unless modified by a law or regulation amending the term of options granted, and the options granted shall not be exercised for a period not to exceed ten years from the date on which they were granted.

This authorization entails the shareholders’ express waiver of their preemptive right to subscribe the shares to be issued in favor of the beneficiaries of the subscription options, to the extent the options are exercised.

The subscription or purchase price of the options shall be determined on the date they are granted by the Board of Directors and shall not be less than :

•                  for stock subscription options, the highest of the following prices (i) the average closing price per share on the Nouveau Marché, or any regulated market substituted for it, for the 20 trading days preceding the option grant date, and (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the option grant date;

•                  for stock purchase options, the highest of the following prices: (i) the average closing price per share on the Nouveau Marché, or any regulated market substituted for it, for the 20 trading days preceding the option grant date, (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the option grant date and (iii) 80% of the average purchase price of shares held by the Company for allocation to its employees in connection with employee profit sharing plans or in connection with any stock repurchase program.

The Shareholders resolve that no subscription or purchase options may be granted:

•                  during the ten trading days preceding or following the date when the consolidated or annual financial statements, as the case may be, are made public;

•                  during the period between the date the Company’s supervisory bodies become aware of information which, if it were made public, may have a significant impact on the price of the Company’s stock, and the tenth trading day after such information is made public;

•                  within less than 20 trading days after a coupon is detached from shares entitling the holder to a dividend or a capital increase.

The shareholders resolve that the stock subscription or purchase options shall be fully subject to the provisions of the Stock Option Plan adopted by the Board of Directors on December 19, 2003 on the basis of the authority granted by the general shareholders meeting of May 22, 2003 the shareholders ratify said plan to the extent necessary.

The Board of Directors is granted all powers, within the limitations established above, to implement this resolution in accordance with the terms and conditions established by law, and in particular:

•                  to establish the terms and conditions under which the options shall be granted, which may include clauses prohibiting the immediate resale of all or part of the shares within the limitations established by law;

•                  to determine the list or categories of option beneficiaries under the terms and conditions described above; to establish seniority requirements to be fulfilled by option beneficiaries; to determine the number of shares subject to options, within the above limitations;

•                  to establish the term or terms during which the options may be exercised;

•                  to determine the conditions under which the price and number of shares may be adjusted, particularly under the various circumstances provided by Articles 174-8 through 174-16 of Order No. 67-236 of March 23, 1967;

•                  to provide for the authority to temporarily suspend the exercise of options for a maximum of three months in the event of a financial transaction requiring prior knowledge of the exact number of shares constituting the share capital or the execution of a transaction giving rise to an adjustment;

•                  to carry out or delegate any acts or formalities in order to consummate the capital increase or increases which may be implemented pursuant to the authorization granted by this resolution, to amend the corporate charter accordingly, and in general to take all necessary measures.

The shareholders authorize the Board of Directors to allocate the costs of the capital increase to the premiums associated with those increases and to deduct from this amount the sums required to restore the legal reserve to one-tenth of the new share capital after each increase.

The Board of Directors shall report to the Ordinary General Meeting all transactions performed under the authorization granted by this resolution, on a yearly basis.

Fifth Resolution:

Delegation of authority to the Board of Directors to grant founders’ subscription warrants for Company shares (“founders’ warrants”) to personnel of the Company;

The shareholders in the extraordinary general meeting, by a majority of the quorum prescribed for extraordinary general meetings, having read the management report, the special report of the auditors, and the report of the commissaire aux avantages particuliers (auditor for special conditions) and having noted that all shares outstanding have been fully paid up and that the requirements of section 163 bis G of the Tax code (Code Général des Impôts) are met, authorize, the issuance of up to 462,700 founders’ warrants each, entitling the holders to one new share with a par value of 1 euro (€1) per share, for a total capital increase of €462,700; further resolve that the founders’ warrants may be freely distributed to the Company’s employees (the “Beneficiaries”) by the Board of Directors, with a maximum number of 302,700 founders warrants to the benefit of Dr. Ronald Black, resolve, pursuant to the provisions of Article L 225-138 of the French Commercial Code, to waive, to the profit of Beneficiaries (or their heirs), the preferential subscription right of shareholders to acquire said founders’ warrants, authorize the Board of Directors to grant founders’ warrants, and therefore to issue the founders’ warrants, on one or more occasions to each Beneficiary (provided that such Beneficiary is still an employee of the Company at the time of the grant), no later than the date of the ordinary general meeting called to approve the financial statements for the fiscal year ending December 31, 2004; this authorization shall automatically terminate if the conditions provided by Article 163 bis G of the French Tax Code are no longer met, resolve that each founders’ warrant shall entitle the holder, subject to the conditions established by Article 163 bis G of the French Tax Code, to subscribe one share of par value €1 at a price per share to be established by the general meeting as the highest of the following prices: (i) the average closing price per share on the Nouveau Marché – or any regulated market substituted for it – for the 20 trading days preceding the warrants’ grant, (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the warrants’ grant and (iii) if a capital increase is carried out during the term of this authorization, within the six months preceding the warrants’ grant, the subscription price of one share in the Company issued in connection with such capital increase.

However, in the case of Dr. Ronald Black, the exercise price would be the higher of (i) the three above mentioned values and (ii) 3.29€.

The shares so subscribed must be fully paid at the time of subscription, i.e., by cash remittance or by offset against claims which are certain, liquid and due.

resolve that the founders’ warrants may be exercised by their holders according to the following schedule:

•                  up to one-fourth of the founders’ warrants at the expiration after one year from the grant date;

•                  and up to 1/48 of the founders’ warrants at the expiration of each month after the initial one-year period, for an additional three years, i.e., a total of 100% of the founders’ warrants at the expiration of four years from the grant date;

•                  and no more than five years from the grant date.

resolve however that in the case of Ronald Black:

•                  up to a third of the founders’ warrants could be exercised as of November 16, 2005, up to another third as of November 16, 2006 and up to the final third as of November 16, 2007 , as long as Dr. Black has fulfilled his mandate as Managing Director continuously between the date of grant of the warrants and the date of exercise of the warrants;

•                  if, as a result of a friendly merger, the acquisition of the Company, or in the case of a hostile takeover bid through amassing a significant portion of public shares of the Company, (the “Event”), or in case of gross or wrongful misconduct on the part of Dr. Black resulting in termination of his mandate within six months following this Event and if he is not offered to perform functions of an equivalent level, Dr. Black would be allowed to exercise immediately the portion of founders’ warrants that would have vested within next 24 months; provided that such exercise occurs within 90 days following the termination of his mandate.

•                  In case of Dr. Black’s death, his heirs or any person having the right to vest by way of legacy or succession may immediately vest that portion of the founders’ warrants that would have vested within next 24 months, provided that they exercise within nine months from Dr. Black’s death.

•                  All provisions of the General Conditions as described below would apply except these exceptions.

The shareholders approve in advance the “special conditions” that Dr. Ronald Black would benefit in the issuance of these founders’ warrants which would consist of :  (i)  granting these awards at no cost (ii) assigning a predetermined exercise price per share, and (iii) exercise conditions that differ from the general exercise conditions for founders’ warrants granted to other employees.

The number of founders’ warrants which may be exercised on any given date will be rounded down to the next whole number.

Should holders of founders’ warrants fail to exercise all or a portion of their founders’ warrants before the end of the five-year period, any remaining founders’ warrants will automatically be cancelled:

resolve that the founders’ warrants shall be fully subject to the General Conditions approved by the shareholders’ meeting dated June 29, 2001;

resolve that pursuant to Article 163 bis G of the French Tax Code, founders’ warrants may be transferred only upon the Beneficiary’s death. They shall be issued in registered form and recorded in an account;

resolve, pursuant to Article L 228-95, paragraph 2 of the French Commercial Code, to issue 462,700 shares, which may be issued in connection with the exercise of the founders’ warrants issued. This total number may be adjusted in the event the Company’s stock undergoes a split or reverse split;

resolve, pursuant to the provisions of Article L. 228-95 of the French Commercial Code, that the issue authorized above entails the shareholders’ express waiver of their preemptive right to subscribe shares issued pursuant to the exercise of founders’ warrants, said waiver operating to the sole benefit of holders of founders’ warrants (or their heirs), which shall not be transferable;

resolve that the new shares issued to subscribers upon exercise of founders’ warrants shall be subject to all statutory provisions and confer rights as from the first day of the fiscal year during which they were issued. They shall enjoy the same rights and be fully equivalent to existing shares;

resolve that, in accordance with applicable law:

(i)                           from the date of this general meeting, the Company shall not amortize its capital or modify the distribution of earnings so long as founders’ warrants exist. However, the Company may create preferred shares without voting rights, subject to the rights of owners of founders’ warrants;

(ii)                        in the event of a capital reduction resulting from losses, the rights of founders’ warrant holders as to the number of shares to be received upon exercise of the warrants shall be reduced to the number that would have resulted from having exercised all of the warrants as of the date of the capital reduction, whether it is accomplished by reducing the par value of shares or reducing the number of shares.

In the event the Company carries out one of the following transactions before the founders’ warrants have been exercised in their entirety:

•                  issue of securities conferring preemptive subscription rights on shareholders,

•                  capital increased by incorporation of reserves, earnings or premiums, and bonus issues, stock splits or reverse stock splits,

•                  distribution of reserves in cash or portfolio securities,

the rights of persons holding founders’ warrants shall be reserved under the terms and conditions provided by Articles 171 et seq. of Decree No. 67-236 of March 23, 1967, on the understanding that such reservation of rights shall be based on the number of shares to which those owners would have been entitled if they have exercised their warrants in full at the date the transaction in question was consummated. The new rights thus granted to founders’ warrant holders by operation of law may be exercised only in accordance with the initial schedule and proportions provided therein.

In the event of merger by acquisition of the company, founders’ warrant holders shall be advised in the same capacity as shareholders and receive the same information given to shareholders in order that they may exercise their right to subscribe shares if they so desire.

In accordance with the foregoing, the general meeting:

resolve to grant all powers to the Board of Directors to implement this resolution, in order to:

•                  issue and grant founders’ warrants and establish the terms applicable to them in accordance with the provisions of this resolution and within the limitations established herein;

•                  ascertain the number of shares issued following the exercise of founders’ warrants, accomplish the required formalities following the corresponding capital increases and modify the corporate bylaws accordingly;

•                  make all provisions to ensure that founders’ warrant holders are protected in accordance with applicable laws and regulations in the event the Company’s capital is restructured;

•                  in general, to take all steps and implement all formalities in furtherance of this issue.

in accordance with French commercial code article 55 of the decree n° 67-236 of March 23 1967, insertion of paragraphs to article 6 of the bylaws in order to show the identity of the beneficiary of certain special conditions and the nature of these conditions :i.e grant of 302,700 subscription founders’ warrants each carrying a subscription right to one company.  The aforementioned special conditions consist in (i) the free grant of these warrants, (ii) at a fixed exercise price corresponding to the higher of the following three values :   (a) the average of the share price at closing on the Nouveau Marché or other regulated market which could be substituted, for the 20 trading days preceding the date of grant, (b) the share closing price on the Nouveau Marché or other regulated market which could be substituted on the last trading day preceding the date of grant and  (c) 3,29 € and with (iii) exercise conditions that differ from the general exercise conditions for founders’ warrants granted to other employees.”

Sixth Resolution :

Delegation of authority to the Board of Directors to grant stock subscription options or stock purchase options backing the founders’ warrants proposed in the Fifth Resolution authorize the Board of Directors, subject to approval of the preceding resolution and pursuant to Article L. 225-177 of the French Commercial Code, to grant options on one or more occasions to subscribe new ordinary shares in the Company to be issued in connection with the capital increase, or to purchase existing shares of the Company originating from purchases concluded in accordance with the terms and conditions prescribed by law.

It is understood that the stock subscription or stock purchase options (i) may be issued to the Company’s employees residing in France only if they are also beneficiaries of founders’ warrants issued by the Company under the preceding resolution and at a ratio of one option per founders’ warrant granted, and (ii) may not be exercised by employees residing in France unless the underlying founders’ warrants have not been exercised at the expiration of the exercise period such that they serve to substitute for the expired founders’ warrants.

The total number of options to be offered by the Board of Directors pursuant to this authorization shall entitled the holders to subscribe or purchase no more than 462,700 shares of par value €1 (one euro) per share, with a maximum number of 302,700 shares to the benefit of Dr. Ronald Black,

This authorization is granted until the ordinary general meeting called to approve the financial statements for the fiscal year ending December 31, 2004 unless a law or regulation is enacted modifying the term of options granted, and the options granted shall not be exercised for a period not to exceed ten years from the date they were granted.

This authorization entails the shareholders’ express waiver of their preemptive right to subscribe the shares to be issued in favor of the beneficiaries of the subscription options, to the extent the options are exercised.

The subscription or purchase price of the shares shall be determined on the date the options are granted by the Board of Administration and shall be no less than:

•                  for stock subscription options, the highest of the following prices: (i) the average closing price per share on the Nouveau Marché, or any regulated market substituted for it, for the 20 trading days preceding the option grant date, and (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the option grant date;

•                  for stock subscription options for Dr. Ronald Black; the highest of (i) the three above mentioned values and (ii) 3.29€.

•                  for stock purchase options, the highest of the following prices: (i) the average closing price per share on the Nouveau Marché, or any regulated market substituted for it, for the 20 trading days preceding the option grant date, (ii) the closing price per share on the Nouveau Marché, or any regulated market substituted for it, on the trading day preceding the option grant date and (iii) 80% of the average purchase price of shares held by the Company for allocation to its employees in connection with employee profit sharing plans or in connection with any stock repurchase program;

The shareholders resolve that no subscription or purchase option shall be granted:

•                  during the ten trading days preceding or following the date when the consolidated financial statements, or in their absence the annual financial statements, are made public,

•                  during the period between the date the Company’s management bodies become aware of information which, if it were made public, may have a significant impact on the price of the Company’s stock, and the tenth trading day after such information is made public,

•                  within less than trading days after detachment of a coupon from shares entitling the holder to a dividend or a capital increase.

The shareholders resolve that the stock subscription or purchase options shall be fully subject to the provisions of the Stock Option Plan as adopted by the Board of Directors on December 19, 2003 on the basis of the authority granted by the general shareholders meeting on May 22, 2003 and ratified by the fourth resolution.

The Board of Directors is hereby granted all powers, within the limitations established above, to implement this resolution in accordance with the terms and conditions established by law, and in particular:

•                  to establish the terms and conditions under which the options shall be granted, which may include clauses prohibiting the immediate resale of all or part of the shares within the limitations established by law;

•                  to determine the list or categories of option beneficiaries under the terms and conditions described above; to establish seniority requirements to be fulfilled by option beneficiaries; to determine the number of shares subject to options, within the above limitations;

•                  to establish the term or terms during which the options may be exercised,

•                  to determine the conditions under which the price and number of shares may be adjusted, particularly under the various circumstances provided by Articles 174-8 through 174-16 of Order No. 67-236 of March 23, 1967;

•                  to provide for the authority to temporarily suspend the exercise of options for a maximum of three months in the event of a financial transaction requiring prior knowledge of the exact number of shares constituting the share capital or the execution of a transaction giving rise to an adjustment;

•                  to carry out or delegate any acts or formalities in order to consummate the capital increase(s) which may take place pursuant to the authorization granted by this resolution, to amend the corporate charter accordingly, and in general to take all necessary measures.

The shareholders authorize the Board of Directors to allocate the costs of the capital increase to the premiums associated with those increases and to deduct from this amount the sums required to restore the legal reserve to one-tenth of the new share capital after each increase.

The Board of Directors shall advise the ordinary general meeting each year of the transactions carried out pursuant to this resolution.

Seventh Resolution:

Issuance of equity warrants to directors.

The shareholders, by a majority of the quorum prescribed for extraordinary general meetings,

having read the management report, the special report of the Auditors and the Auditor’s report on the special benefits, and having verified that the share capital is fully paid in,

resolve, pursuant to article L. 228-95 of the French Commercial Code, on a free issue of 20,000 warrants each creating a right to subscription to one share with a par value of one (1) euro each, to be paid up in full at the time of subscription by cash payment or by offsetting of claims;

resolve to suppress the preferential subscription right granted to the shareholders under article L. 225-132 of the French Commercial Code and to reserve the allotment of the 20,000 equity warrants to Ulrich Schumacher;

therefore resolve to authorize an increase of the company’s capital in an amount of €20,000 to be paid up in full at the time of the cash subscription by payments in cash or by offsetting of claims, by issue of 20,000 new shares with a par value of one (1) euro each, to which exercise of the said warrants creates a right;

resolve to suppress the preferential subscription right granted to shareholders under article L. 225-132 of the French Commercial Code, and to reserve the subscription to the 20,000 new shares to be issued to the benefit of Ulrich Schumacher;

resolve that the exercise price per share shall be equal to the higher of the following two values: (i) the average of the closing prices of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the twenty trading sessions preceding the date of the present Shareholders’ Meeting and (ii) the closing rate of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the last trading session preceding the date of the present Shareholders’ Meeting;

approves the particular advantages from which the bearer benefits in connection with issue of the said equity warrants and which consist of (i) a grant of the said warrants at no cost and (ii) application of a fixed exercise price per share;

resolve that the said warrants may be exercised by Ulrich Schumacher to the extent of 6666 warrants starting on November 16, 2005, to the extent of 6666 warrants starting on November 16, 2006 and to the extent of 6667 warrants starting on November 16, 2007, as long as their beneficiary has exercised his mandate as director continuously between the date of the present shareholders’ meeting and the date of exercise of the warrants;

resolve that, with due observance of the schedule set forth above, the warrants may be exercised all at once or in installments, but at the latest on the first of the following two days: (i) November 16, 2008 or (ii) in case of a cessation of the director’s mandate, within a period of 90 days following the date of cessation of the said mandate in the absence of renewal thereof;

resolve that in case of merger or of a change of control of the company, the holder of the warrants will be informed as if he were a shareholder and will receive the same information as if he were a shareholder in order to be able, if he so desires, to exercise his right to subscribe to shares;

resolve that in view of the particular advantages attached to the warrants, they shall be non-transferable except in case of a transfer to a spouse, to a descendant or to an ascendant in the direct line, or to a brother or sister of the holder of warrants;

resolve that the new shares, which shall be subject to all of the provisions of the articles of incorporation, shall be treated on the same basis as the old shares and shall bear dividend rights as of the first day of the financial year during which the capital increase is definitively put through;

resolve to grant full powers to the Board of Directors, within the limits set above, to do the following:

•                  record the number of shares issued due to exercise of the warrants and carry out the formalities resulting from the capital increases, and make the related modifications in the articles of incorporation;

•                  take all steps to assure protection of the holder of equity warrants in case of a financial transaction concerning the Company, this pursuant to the legal and regulatory provisions in effect;

•                  carry out, directly or through an agent, all acts and formalities for the purpose of finalizing the capital increases that might be put through under the terms of the issue of warrants decided on under the present resolution, modify the articles of incorporation as a result, and in a general way take all steps and carry out any formalities that might be useful in connection with the present issue.

resolve, pursuant to article 55 of decree n° 67-236 of March 23, 1967, to insert the following sections in article 6 of the articles of incorporation in order to indicate the identity of the beneficiaries of particular advantages and the nature of these advantages:

“Mr. Ulrich Schumacher is the beneficiary of particular advantages resulting from the grant made by the combined shareholders’ meeting held on November 16, 2004 of 20,000 warrants, each creating a right to subscription to one company share.  The said advantage consists of (i) the grant of warrants at no cost and (ii) the application of a fixed exercise price per share corresponding to the higher of the following two values: (a) the average of the closing prices of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the twenty trading sessions preceding the Meeting held on November 16, 2004 and (b) the closing price of the Company’s share on the Nouveau Marché, Paris stock market, or on any regulated market that might be substituted for it, quoted during the last trading session preceding the Shareholders’ Meeting held on November 16, 2004.”

Eighth Resolution:

Delegation of authority to the Board of Directors to increase the share capital for the benefit of employees enrolled in a company savings plan or a voluntary employee savings partnership plan

The shareholders, by a majority of the quorum prescribed for extraordinary general meetings, having read the Management Report and the special report of the Auditors, and in accordance with the provisions of Article L. 225-138 of the French Commercial Code and Articles L. 443-1 et seq. of the Labor Code,

delegate the necessary powers to the Board of Directors to increase the Company’s share capital by a maximum of €30,000 (thirty thousand euros), on one or more occasions and on its sole initiative, through the issue of new ordinary shares research to employees and former employees of the Company and all or part of its related companies and groups as defined by law, who are enrolled in a Company or group savings plan, or a voluntary employee savings partnership plan, and who also meet any additional terms and conditions established by the Board of Directors.

The plan members may subscribe either directly or through one or more investment funds.

This resolution entails the elimination of shareholders’ preemptive right to subscribe new shares, which shall occur in connection with the aforementioned plans, in favor of the members of those plans.

The shareholders resolve:

•                  that price of the shares subscribed by the aforementioned beneficiaries pursuant to this delegation of authority shall not exceed the average closing price of existing shares on the Nouveau Marché for the 20 trading days preceding the date of the decision establishing the subscription launch date, nor less than 20% of average in the case of a Company or group savings plan, or 30% of that average in the case of a voluntary employee savings partnership plan; and

•                  the Board of Directors shall be granted all powers to implement this delegation of power within the limitations and the terms and conditions prescribed above, in order, inter alia;

•                  to establish the conditions to be fulfilled by beneficiaries of the new shares to be issued in connection with the capital increases, in particular, the seniority requirements to be met by employees participating in the transaction;

•                  to establish the terms and conditions of the issue, the dates, the total amount, the amount per member employee and the procedures for each issue, to determine the time allowed for members to pay for their shares, on the understanding that such period may not exceed three years;

•                  to determine the date from which the new shares confer rights, even retroactively;

•                  to verify the consummation of the capital increase or increases up to the amount of shares actually subscribed;

•                  at its sole initiative, to allocate the costs associated with the capital increase to the amount of the associated premiums;

•                  to carry out all measures to implement the capital increase or increases, to grant all delegations of power to execute decisions made, to amend the corporate charter accordingly and to accomplish all attendant formalities.

The delegation conferred on the Board of Directors pursuant to this resolution shall be valid for 36 months from this date.

In accordance with Article L. 225-129V of the French Commercial Code, the Board of Directors may delegate the powers necessary to implement the capital increases, including the power to postpone them, within the limitations and according to the terms it may establish beforehand.

Ninth Resolution :

Powers to accomplish formalities

Full authority is hereby granted to the bearer of a certified copy or extract of these minutes for the purpose of all registration formalities required by such of the foregoing resolutions as have been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: October 14, 2004	By:	/s/ Chantal Bourgeat
Chantal Bourgeat
Chief Financial Officer